SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three and six months ended June 30, 2017 and 2016
2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and six months ended June 30, 2017 and 2016.
3	Canadian Form 52 – 109F2 – Certification of Filings – CEO.
4	Canadian Form 52 – 109F2 – Certification of Filings – CFO.

Documents 1 and 2 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-211325).

Document 1

Neovasc Inc. Management’s Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (Expressed in U.S. Dollars)

Q2 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers the unaudited condensed interim consolidated financial statements of Neovasc Inc. (the “Company”, “Neovasc”, “we”, “us”, or “our”) for the three and six months ended June 30, 2017 and 2016.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2017 and 2016 (included as part of Neovasc Inc.’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the years ended December 31, 2016 and 2015.

The Company has prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. The Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

The names TiaraTM (“Tiara”), and Neovasc ReducerTM (“Reducer”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and is expressed in U.S. dollars. The Company presents its consolidated financial statements in U.S. dollars.

Additional information about the Company, including the Company’s audited consolidated financial statements and Annual Information Form, are available on SEDAR at www.sedar.com and in the Company’s Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our ability, in an appeal of the verdict, to reduce the amount of the $70 million damages award made following a jury trial in Boston, Massachusetts, on certain trade secret claims made by CardiAQ Valve Technologies Inc. (“CardiAQ”) and the $21 million enhanced damages award following post trial hearings and the $21 million in interest award following post-trial hearings (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein);
•	the conduct or possible outcomes of any actual or threatened legal proceedings, including the Company’s ongoing litigation with CardiAQ and the other matters described in “Contractual Obligations and Contingencies” herein (see also “Trends, Risks and Uncertainties” herein);
•	our ability to continue as a going concern;
•	the amount of estimated additional litigation expenses required to defend the Company in lawsuits filed by CardiAQ;
•	the Company’s expectations with respect to the length of the appellate process in the litigation with CardiAQ;
•	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
•	our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);
•	clinical development of our products, including the results of current and future clinical trials and studies;
•	our intention to apply for CE Mark approval for the Tiara in the next one to two years;
•	our intention to initiate additional investigational sites for the Tiara-II trial in 2017 as required approvals are obtained;
•	our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;
•	our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;
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•	our ability to replace declining revenues from the tissue business with revenues from the Reducer and the Tiara in a timely manner;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals for the Reducer and the Tiara;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and in Europe;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	the expected decline of consulting services revenue in the long-term as our consulting customers become contract manufacturing customers or cease being customers;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our estimates of the size of the potential markets for our products, including the anticipated market opportunity for the Reducer;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products; and
•	the impact of foreign currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks relating to our litigation with CardiAQ, including the Company’s ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on our ability to continue as a going concern;
•	the substantial doubt about our ability to continue as a going concern;
•	risks relating to our need for significant additional future capital and our ability to raise additional funding;
•	risks relating to claims by third parties alleging infringement of their intellectual property rights;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;
•	our history of losses and significant accumulated deficit;
•	risks associated with product liability claims, insurance and recalls;
•	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;
•	risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;
•	our ability to convince public payors and hospitals to include our products on their approved products lists;
•	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;
•	risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;
•	risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;
•	risks associated with post-market regulation of our products;
•	health and safety risks associated with our products and our industry;
•	risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;
•	risk of animal disease associated with the use of our products;
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•	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products;
•	risks relating to breaches of anti-bribery laws by our employees or agents;
•	risks associated with future changes in financial accounting standards and new accounting pronouncements;
•	our dependence upon key personnel to achieve our business objectives;
•	our ability to maintain strong relationships with physicians;
•	risks relating to the sufficiency of our management systems and resources in periods of significant growth;
•	risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;
•	our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;
•	anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders;
•	risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers; and
•	risks relating to the influence of significant shareholders of the Company over our business operations and share price.

Forward-Looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our ability, in an appeal of the verdict, to reduce or successfully defend against the amount of the $70 million damages award, $21 million enhanced damages award and $21 million interest award and reverse the ruling on inventorship in connection with our litigation with CardiAQ;
•	our ability to continue as a going concern;
•	our regulatory and clinical strategies will continue to be successful;
•	our current positive interactions with regulatory agencies will continue;
•	recruitment to clinical trials and studies will continue;
•	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	the regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current positive relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from the Reducer will be successful;
•	genericisation of markets for the Tiara and the Reducer will develop; and
•	capital will be available on terms that are favorable to us.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section of our Annual Information Form, which is available on SEDAR at www.sedar.com and in our Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Date: August 10, 2017

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

In late 2016, Neovasc sold its tissue processing technology and facility for $67,909,800 to Boston Scientific Corporation (“Boston Scientific”), and concurrently, Boston Scientific invested an additional $7,090,200 in Neovasc for a 15% equity interest in the Company. Under the terms of the equity investment, Boston Scientific purchased 11,817,000 common shares of Neovasc at a price of $0.60 per common share, for gross proceeds of $7,090,200. Under the terms of the asset purchase agreement, Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Additionally, throughout the years 2014 to 2017, the Company announced a number of developments pertaining to litigation, all as more fully discussed under the heading “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in preclinical / early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation as a result of mitral heart valve disease (in 2014 it was estimated that mitral regurgitation affects approximately 4.1 million people in the United States). Mitral regurgitation is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe mitral regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 1.7 million patients suffering from significant mitral regurgitation in the United States. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Clinical experience to date has been with the 35mm Tiara and the 40mm Tiara. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015 and first use of the 45mm Tiara is targeted for 2018. The additional sizes will allow Neovasc to expand treatment to a broader population of patients.

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As of June 30, 2017, 31 patients have been implanted with the Tiara in early feasibility and compassionate use cases and Neovasc believes that early results have been encouraging. The 30-day mortality rate for the first 32 patients (those treated more than 30 days ago) is 13% with the Tiara is encouraging with one patient now over three years post implant. The Tiara has been successfully implanted in both functional and degenerative mitral regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical rings. In addition, since June 30, 2017 an additional 2 patients have been treated for a total of 33.

The results from these early feasibility and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara as well as refining the implantation procedure, patient selection criteria and the device itself. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients.

While many challenges remain prior to achieving commercial production (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being widely recognized as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical mitral valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties which have been implanted in early feasibility type studies and CE mark studies with varying results.

Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement. There is no certainty that the Tiara will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in the next two years. As at June 30, 2017, the Company has spent $45.9 million developing the Tiara and anticipates that it may require an additional $15-20 million as it moves forward to achieve CE Mark approval. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014, the Company announced that it received conditional investigational device exemption approval from the U.S. Food and Drug Administration (“FDA”) to initiate the U.S. arm of the TIARA-I study for the Tiara. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards the Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use approvals in Canada and elsewhere and implantations under similar approvals are anticipated to continue in the future.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study (TIARA-II) in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval. The first implantation in the TIARA-II trial was conducted by the medical team at San Raffaele Hospital in Milan, Italy in April of 2017. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company will be initiating additional investigational sites in 2017 in Italy, Germany and the UK as required approvals are obtained.

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Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects approximately 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year in the United States who are not eligible for conventional treatments and typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are approximately 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year in the United States who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population. The Company is also exploring additional potential indications for the Reducer.

The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Company has completed Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial (“COSIRA”) to assess the efficacy of the Reducer device. The COSIRA trial’s primary endpoint was a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

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The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies and in a clinical trial of 15 patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients. More recently, the Company completed the COSIRA trial - a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner. The results of COSIRA trial were positive and are discussed in more detail below. More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they will provide additional data to support expanded adoption of the Reducer for the intended patient population.

Following this positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and has initial sales into these countries. Based on the initial results from the targeted launch, Neovasc is presently developing an expanded sales plan and strategy for 2017 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently being transferred to commercial scale manufacture. The Company has completed the COSIRA trial that is expected to provide data to support broad commercialization of the Reducer. The COSIRA trial is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at 11 clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. In February 2015, the COSIRA trial results were published in the New England Journal of Medicine. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. Placement of the Reducer is performed using a minimally-invasive transvenous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes. Neovasc has begun discussions with the FDA on the development of a randomized investigational device exemption trial in the United States. The Company is currently evaluating the timing for starting this trial. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. The cost of the U.S. clinical trial is expected to be $20-25 million.

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Tissue Products

Neovasc produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses a proprietary process, which it licenses from Boston Scientific , to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as heart valve leaflets.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products such as transcatheter heart valves. The Company consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides transcatheter valve prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its licensed use of a proprietary process that is supported by a 25-year implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation.

The basic Peripatch technology was established over 25 years ago by a third party that was a predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. The processing of the material is a trade secret and was proprietary to the Company prior to the transaction with Boston Scientific. Neovasc sold the Peripatch technology and trade secrets to Boston Scientific in 2016 and Boston Scientific has licensed the technology back to the Company in a perpetual, fully paid, royalty free license. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three-dimensional shape setting of the tissue.

The supply of Peripatch products and the associated product development, consulting and specialized manufacturing services related to Peripatch tissue-based products represents 82% of the Company’s current revenues.

In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Regulatory Status

While the Company does not maintain stand-alone marketing approval for its tissue products, a number of third-party products which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE Mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

8

Additional Products and Third-Party Sales

Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities. These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Peripatch tissue into their vascular device products such as heart valves. The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Product Development

Product development at the Company is currently focused on completing commercialization of the Reducer as well as clinical stage and pre-commercialization development work on the Tiara. The Company may also investigate other potential new internal or external projects that leverage the Company’s existing technologies, infrastructure and expertise.

Trends, Risks and Uncertainties

Losses and Additional Funding Requirements

Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

The Company has incurred operating and comprehensive losses of $5,341,308 and $6,097,512 and $13,186,295 and $14,024,816 for the three and six months ended June 30, 2017, respectively, (2016: $83,692,460 and 83,064,254 and $94,573,598 and $90,655,956 respectively) and had a deficit of $214,969,901 at June 30, 2017 (as at December 31, 2016: $201,783,606). As at June 30, 2017 the Company had $11,580,940 in cash and cash equivalents (as at December 31, 2016: $22,954,571). The Company believes it will need to raise additional capital to fund its short and medium-term objectives for the Tiara and the Reducer prior to the successful commercialization of these products. There is no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Litigation with CardiAQ

On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. On October 31, 2016, following post-trial motions in the trial court stemming from the trial jury’s verdict, the judge awarded an additional $21 million in enhanced damages to the jury’s award. On January 18, 2017, the judge granted CardiAQ's motion for pre- and post-judgment interest.  The Court awarded $20,675,154 in pre-judgment interest and assessed a running rate of $2,354 per day in post-judgment interest from November 16, 2016 until the judgment is satisfied, unless the Company prevails on appeal. The Company recognized a damages provision in the amount of $70 million as at June 30, 2016, $91 million as at September 30, 2016 and $112 million as at December 31, 2016. Since the year end, interest in the damages provision has been accruing on a daily basis.

On December 23, 2016, the trial court granted a stay of judgment pending the completion of the appeal.  Under the terms of the stay, the Company has deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. Unless the Company is successful in an appeal of the verdict, or otherwise is successful in reducing the amount of the $112 million awards to an amount less than the $70 million currently held in the joint escrow account, the Company will require a significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that the Company will be successful in its post-trial motions and/or any appeal of the verdict or that such financing will be available on favorable terms, or at all.

The Company intends to continue to vigorously defend itself in the litigation with CardiAQ. The outcome of these matters, including whether the Company will be required to pay some or all of the jury award of $70 million, enhanced damages award of $21 million and interest award of $21 million, is not currently determinable. Costs, and fees may be due on any award granted by the court.  The determination of any attorneys’ fees and the costs of litigation would be the subject of further rulings from the court.  The amounts of any attorneys’ fees and costs are currently undeterminable.

9

Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its defense of the claims, including any appeal of the verdict in the litigation with CardiAQ, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources and/or the loss of intellectual property rights that could have a material adverse effect on the Company and its financial position. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (see “Contractual Obligations and Contingencies” herein for a discussion of the CardiAQ litigation and other litigation).

The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company’s ability to continue as a going concern.

Operating Risks

In addition to these litigation matters, the Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company’s programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: risks related to the Company’s litigation with CardiAQ, including the Company’s ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which creates material uncertainty and casts substantial doubt on the Company’s ability to continue as a going concern; the conduct or possible outcomes of any actual or threatened legal proceedings (see “Contractual Obligations and Contingencies” herein), which are inherently uncertain and which could divert our resources and result in the payment of significant damages and other remedies; the potential impact on the Company’s business of an adverse decision in the appeal on the question of inventorship; the potential changes in circumstances relating to the Company’s financing requirements, whether as a result of the CardiAQ litigation or otherwise and the continued availability of capital to finance the Company’s activities; the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

Foreign Operations

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company’s costs are denominated in Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for the majority of its revenues. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements prior to translation into the U.S. dollar presentation currency. In addition, any decrease in the value of the U.S. dollar or Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

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Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 and 2016.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended June 30, 2017 and 2016 follow:

Losses

The operating losses and comprehensive losses for the three months ended June 30, 2017 were $5,341,308 and $6,097,512, respectively, or $0.07 basic and diluted loss per share, as compared with losses of $83,692,460 and $83,064,254, or $1.25 basic and diluted loss per share, for the same period in 2016. The $78,351,152 decrease in the operating loss incurred for the three months ended June 30, 2017 compared to the same period in 2016 consists of a $70 million damages provision related to the jury award against the Company in its litigation with CardiAQ charged in the three months ended June 30, 2016, a $5,173,905 reduction in general and administrative expenses (of which $5,184,935 relates to a decrease in litigation expenses) and a $1,454,255 decrease in product development and clinical trial expenses (as the Company manages its cash resources). Litigation expenses for the three months ended June 30, 2017 represent a loss of $0.01 basic and diluted loss per share compared to a loss of $0.09 basic and diluted loss per share for the same period in 2016. The charges for the damages provision for the three months ended June 30, 2016 represent a loss of $1.05 basic and diluted loss per share. To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. Total litigation expenses since the initial claims were filed in June 2014 are $22.5 million and the Company expects that it may require an additional $0.5 million to cover additional litigation expenses related to the U.S. appeal and an additional $1.0 million related to the ongoing appeal in Germany.

Revenues

Revenues decreased 24% to $1,305,136 for the three months ended June 30, 2017, compared to revenues of $1,710,932 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara.

Sales of the Reducer for the three months ended June 30, 2017 were $247,555, compared to $246,122 for the same period in 2016, representing an increase of 1%. During the three months ended June 30, 2017 there was an overstocking at certain distributors in Europe and quarterly purchases were not made. The Company is closely monitoring this dip in Reducer revenue growth and has observed a significant increase in the underlying implant rate year over year. The Company may see a slow down in its overall growth rate, but the Company does not believe that we have reached market saturation. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the three months ended June 30, 2017 were $152,717, compared to $240,837 for the same period in 2016, representing a decrease of 37%. The decrease in revenue for the three months ended June 30, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer. In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

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Revenues from consulting services for the three months ended June 30, 2017 were $904,864, compared to $1,223,973 for the same period in 2016, representing a decrease of 26%. The loss is indicative of the trend the Company is seeing in consulting service revenue. The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

Where possible, the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the three months ended June 30, 2017 was $872,703, compared to $1,391,708 for the same period in 2016. The overall gross margin for the three months ended June 30, 2016 was 33%, compared to 19% gross margin for the same period in 2016. The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses

Total expenses for the three months ended June 30, 2017 were $6,728,381, compared to $13,313,333 for the same period in 2016, representing a decrease of $6,584,952 or 49%. The decrease in total expenses for the three months ended June 30, 2017 compared to the same period in 2016 reflects a $5,173,905 reduction in general and administrative expenses (of which $5,184,935 relates to a decrease in litigation expenses) and a $1,454,255 decrease in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the three months ended June 30, 2017 were $224,382, compared to $181,174 for the same period in 2016, representing an increase of $43,208, or 24%. The increase in selling expenses for the three months ended June 30, 2017 compared to the same period in 2016 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses in the light of ongoing litigation costs and the impact of litigation on the Company.

General and administrative expenses for the three months ended June 30, 2017 were $2,253,219, compared to $7,427,124 for the same period in 2016, representing a decrease of $5,173,905 or 70%. The decrease in general and administrative expenses for the three months ended June 30, 2017 compared to the same period in 2016 can be substantially explained by a $5,184,935 decrease in litigation expenses.

Product development and clinical trial expenses for the three months ended June 30, 2017 were $4,250,780, compared to $5,705,035 for the same period in 2016, representing a decrease of $1,454,255 or 25%. The decrease in product development and clinical trial expenses for the three months ended June 30, 2017 was due to a $840,671 decrease in other expenses as the Company focused on clinical activities and slowed product development activities to preserve cash resources.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the three months ended June 30, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other income for the three months ended June 30, 2017 was $1,012,926, compared to a loss of $70,648,431 for the same period in 2016, an increase in other income of $71,667,357. The increase in the other income can be substantially explained by a $70 million decrease in the charge for the damages provision. Included within other income for the three months ended June 30, 2017 is a charge of $214,239 for post-judgment interest on the damages provision related to the litigation with CardiAQ (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein), (2016: $nil).

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Tax Expense

The tax expense for the three months ended June 30, 2017 was $58,286, compared to $49,920 for the same period in 2016. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged.

Results for the six months ended June 30, 2017 and 2016 follow:

Losses

The operating losses and comprehensive losses for the six months ended June 30, 2017 were $13,186,295 and $14,024,816 respectively, or $0.17 basic and diluted loss per share, as compared with losses of $94,573,598 and $90,655,956, or $1.41 basic and diluted loss per share for the same period in 2016. The $81,387,303 decrease in the operating loss incurred for the six months ended June 30, 2017 compared to the same period in 2016 can be substantially explained by a $70 million damages provision related to the jury award against the Company in its litigation with CardiAQ, charged in three months ended June 30, 2016, a $7,752,597 decrease in general and administrative expenses (of which $8,349,365 was a decrease in litigation expense offset by $351,959 increase in stock-based compensation charges), and a $483,519 decrease in product development and clinical trial expenses. The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. Total litigation costs since the initial claims were filed in June 2014 are $22.5 million and the Company may require an additional $0.5 million to cover additional litigation expenses related to the U.S. appeal and an additional $1.0 million related to the ongoing appeal in Germany.

Revenues

Revenues decreased 25% to $2,786,496 for the six months ended June 30, 2017, compared to revenues of $3,717,674 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara.

Reducer sales for the six months ended June 30, 2017 were $508,320 compared to $459,887 for the same period in 2016, representing an increase of 11%. During the three months ended June 30, 2017 there was an overstocking at certain distributors in Europe and quarterly purchases were not made. The Company is closely monitoring this dip in Reducer revenue growth and has observed a significant increase in the underlying implant rate year over year. The Company may see a slow down in its overall growth rate, but the Company does not believe that we have reached market saturation. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the six months ended June 30, 2017 were $286,680, compared to $847,620 for the same period in 2016, representing a decrease of 66%. The decrease in revenue for the six months ended June 30, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer. In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the six months ended June 30, 2017 were $1,991,496 compared to $2,410,167 for the same period in 2016, representing a decrease of 17%. The loss is indicative of the trend the Company is seeing in consulting service revenue. The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

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Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the six months ended June 30, 2017 was $1,681,331, compared to $2,837,352 for the same periods in 2016. The overall gross margin for the six months ended June 30, 2017 was 40%, compared to 24% gross margin for the same period in 2016. The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses

Total expenses for the six months ended June 30, 2017 were $15,217,785, compared to $23,388,372 for the same period in 2016, representing a decrease of $8,170,587 or 35%. The decrease in total expenses for the six months ended June 30, 2017 compared to the same period in 2016 reflects a $7,752,597 decrease in general and administrative expenses (of which $8,349,365 was a decrease in litigation expense offset by $351,959 increase in stock-based compensation charges) and a $483,519 decrease in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the six months ended June 30, 2017 were $411,550, compared to $346,201 for the same period in 2016, representing an increase of $65,529, or 19%. The increase in selling expenses for the six months ended June 30, 2017 compared to the same period in 2016 reflects costs incurred for commercialization activities for the Reducer in 2017. The Company continues to minimize its selling expenses in the light of ongoing litigation costs and the impact of litigation on the Company.

General and administrative expenses for the six months ended June 30, 2017 were $5,501,932 compared to $13,254,529 for the same period in 2016, representing a decrease of $7,752,597 or 58%. The decrease in general and administrative expenses for the six months ended June 30, 2017 compared to the same period in 2016 can be substantially explained by a $8,349,365 decrease in litigation expenses, offset by a $351,959 increase in share-based payments. Due to certain black-out periods during 2016 the Company was unable to grant annual option grants to directors and officers of the Company. The 2016 annual awards were granted in 2017. The charge for 2017 reflects stock-based compensation for both the annual grants for 2016 and 2017.

Product development and clinical trial expenses for the six months ended June 30, 2017 were $9,304,303 compared to $9,787,822 for the same period in 2016, representing a decrease of $483,519 or 5%. The overall gradual decrease in product development and clinical trial expenses for the six months ended June 30, 2017 occurred as the Company focused on clinical activities and slowed product development activities to preserve cash resources.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the three months ended June 30, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss

The other income for the six months ended June 30, 2017 was $1,041,225, compared to a loss of $71,967,454 for the same period in 2016, an increase in other income of $73,008,679. The increase in the other income can be substantially explained by a $70 million decrease in the charge for the damages provision. Included within other income for the six months ended June 30, 2017 is a charge of $426,123 for post-judgment interest on the damages provision related to the litigation with CardiAQ (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein), (2016: $nil).

Tax Expense

The tax expense for the six months ended June 30, 2017 was $114,900 compared to $98,094 for the same period in 2016. Neovasc (US) Inc. provides clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit In Neovasc (US) Inc. and U.S. federal and state taxes were charged.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to June 30, 2017:

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
REVENUE
Reducer	$ 247,555	$ 260,765	$ 282,515	$ 262,546
Contract manufacturing	152,717	133,963	1,355,385	1,543,516
Consulting services	904,864	1,086,632	1,123,222	1,227,938
	1,305,136	1,481,360	2,761,122	3,034,000

COST OF GOODS SOLD	872,703	808,628	2,052,969	2,201,440
GROSS PROFIT	432,433	672,732	708,153	832,560

EXPENSES
Selling expenses	224,382	187,168	141,733	208,884
General and administrative expenses	2,253,219	3,248,713	2,461,433	3,466,825
Product development and clinical trials expenses	4,250,780	5,053,523	4,833,990	4,742,691
	6,728,381	8,489,404	7,437,156	8,418,400

OPERATING LOSS	(6,295,948)	(7,816,672)	(6,729,003)	(7,585,840)

Other Income/(expense)	1,012,926	28,299	43,957,927	(21,461,950)
Tax expense	(58,286)	(56,614)	(15,133)	(87,296)
PROFIT/(LOSS) FOR THE PERIOD	$ (5,341,308)	$ (7,844,987)	$ 37,213,791	$ (29,135,086)

BASIC AND DILUTED LOSS PER SHARE	$ (0.07)	$ (0.10)	$ 0.54	$ (0.44)

	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
REVENUE
Reducer	$ 246,122	$ 213,765	$ 192,013	$ 159,394
Product sales	-	-	-	10,228
Contract manufacturing	240,837	606,783	963,864	737,336
Consulting services	1,223,973	1,186,194	1,068,169	1,566,729
	1,710,932	2,006,742	2,224,046	2,473,687

COST OF GOODS SOLD	1,391,708	1,445,644	1,942,140	1,573,068
GROSS PROFIT	319,224	561,098	281,906	900,619

EXPENSES
Selling expenses	181,174	164,847	292,456	113,913
General and administrative expenses	7,427,124	5,827,405	3,498,682	4,552,966
Product development and clinical trials expenses	5,705,035	4,082,787	4,560,955	4,908,752
	13,313,333	10,075,039	8,352,093	9,575,631

OPERATING LOSS	(12,994,109)	(9,513,941)	(8,070,187)	(8,675,012)

Other income/(expense)	(70,648,431)	(1,319,023)	853,930	1,041,842
Tax expense	(49,920)	(48,174)	(167,351)	-
LOSS FOR THE PERIOD	$ (83,692,460)	$ (10,881,138)	$ (7,383,608)	$ (7,633,170)

BASIC AND DILUTED LOSS PER SHARE	$ (1.25)	$ (0.16)	$ (0.11)	$ (0.11)

The Company anticipates its overall revenues to be focused on a smaller customer base in 2017 and the loss of Boston Scientific as a customer will significantly decrease revenues in 2017. In the long-term the Company also expects its consulting services to decline. The Company is not actively looking for new customers as available development staff and resources are being diverted to the Tiara development program. The Company anticipates that it will be able to replace and grow total revenue from the commercialization of the Reducer and the Tiara in the mid- to long-term.

Selling expenses are expected to generally increase as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the second quarter of 2016 mainly due to litigation expenses during the jury trial with CardiAQ. Product development and clinical trial activities have seen quarter over quarter increases and decreases depending on the activities conducted in that quarter to develop the Tiara and the Reducer and we expect these expenses to increase in the coming quarters and beyond as we initiate new clinical studies for both products.

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USE OF PROCEEDS

On February 3, 2015, the Company closed an underwritten public offering, which placed 10,415,000 common shares of Neovasc from treasury at a price of $7.19 per common share for aggregate gross proceeds of $74,883,850 to the Company. The February 2015 offering also included the sale of 1,660,000 Neovasc common shares on the same terms by certain directors, officers and employees of Neovasc. The Company did not receive any proceeds from the sale of the 1,660,000 Neovasc common shares. The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the public offering, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	February 3, 2015 Underwritten Public Offering	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$35,000,000	$26,956,689	$8,043,311
Reducer Development Costs	$10,000,000	$2,500,344	$7,499,656
Additional Proceeds	$24,879,210	$33,461,837	($8,582,627)
Total	$69,879,210	$62,918,870	$6,960,340

The actual proceeds net of share issuance costs from the February 3, 2015 financing to the Company were $69,879,210. From February 3, 2015 to June 30, 2017 the Company spent $62,918,870 of the proceeds. $26,956,689 was spent on Tiara development costs, $2,500,344 on Reducer development costs and $33,461,837 was spent on litigation expenses, working capital items and investment in property, plant and equipment funded from the additional proceeds. We have incurred $22.5 million expenses since the February 2015 financing in connection with the litigation with CardiAQ. Such expenses have exceeded the Company’s estimates at the time of the financing and account for the significant depletion of the additional proceeds generated in the financing. The additional proceeds from the February 2015 financing have been fully depleted and we have started using proceeds originally intended for development costs of the Tiara and the Reducer programs. The Company may be forced to limit the scope of its development programs or may require significant additional financing in order to pay for the proposed development programs and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.  A reduction in the scope of the development programs may cause a reduction in anticipated future revenues of the Company or in other ways harm the Company’s competitive position in the future. This may have a material adverse effect on the Company’s business.

On December 12, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company’s Peripatch tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. The Company closed a private placement with Boston Scientific, whereby Boston Scientific purchased a 15% equity investment in the Company or 11,817,000 common shares at price of $0.60 per share for gross proceeds of $7,090,200. The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the private placement, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

16

	Proposed Use of net Proceeds	actual Use of net Proceeds
	December 12, 2016 Private Placement	Use of Proceeds	Remaining to be Spent
Cash held in escrow	$2,258,260	$2,258,260	$Nil
Replacement clean room facilities	$2,500,000	$175,800	$2,324,200
General expenses	$2,296,400	$Nil	$2,296,400
Total	$7,054,660	$2,434,060	$4,620,600

The actual proceeds net of share issuance costs from the December 12, 2016 financing to the Company were $7,054,660. The share issue costs incurred by the Company were $35,540. Concurrent to, and contingent upon, the non-brokered private placement Boston Scientific purchased certain assets from the Company for $67,741,740 (net of selling expense of $168,060). The combined proceeds, after selling expenses and share issue costs, were $74,796,400 of which $70,000,000 was placed in a joint escrow account. The balance of $4,796,400 is to be used, in part or in whole, to replace the clean room facilities that were sold to Boston Scientific and for working capital and general purposes. Management estimates $2.5 million will be required to replace the clean room facilities. As of June 30, 2017, $175,880 of these proceeds had been used to secure additional lease premises. Construction of the new clean room facilities has not yet commenced.

The Company may also have to pay all or part of the $112 million total damages awards in connection with the litigation with CardiAQ. The Company has $70 million in a joint escrow account from which to pay these awards but anything in excess of $70 million may have to be paid from the proceeds of the February 2015 financing and/or the December 2016 financing and there may be limited proceeds remaining to further the development programs. These circumstances indicate the existence of a material uncertainty and cast a substantial doubt about the Company’s ability to continue as a going concern (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein).

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings. As at June 30, 2017 the Company had cash and cash equivalents of $11,580,940 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016. The Company’s working capital deficit is $29,777,487 as at June 30, 2017 compared to a working capital deficit of $17,497,931 as at December 31, 2016. Unless the Company is successful in an appeal of the verdict in the litigation with CardiAQ, or otherwise is successful in reducing the amount of the $112 million damages award to an amount less than the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

The Company may be faced with significant monetary damages that could exceed its resources and/or the loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein).

Cash used in operating activities for the three months ended June 30, 2017, was $3,892,764, compared to $11,049,955 for the same period in 2016. For the three months ended June 30, 2017, operating expenses were $4,686,615, compared to $12,870,083 for the same period in 2016, a decrease of $8,183,468. This can substantially be explained by a decrease in litigation expenses of $5,184,935.

Net cash applied to investing activities for the three months ended June 30, 2017, was $229,265 compared to $225,951 in 2016. In 2017, the Company invested in lease hold improvements for its new facility to replace the facilities sold to Boston Scientific in 2016.

Net cash provided by financing activities for the three months ended June 30, 2017, was $206,925, compared to $26,698 for the same period in 2016 from the proceeds of options.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the three months ended June 30, 2017 and 2016 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

17

The Company is exposed to foreign currency fluctuations on $1,999,477 of its cash and cash equivalents held in U.S. dollars and Euros.

SUBSEQUENT EVENTS

There have been no material subsequent events from the end of the period to the date of this report.

OUTSTANDING SHARE DATA

As at August 10, 2017, the Company had 78,910,688 common voting shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 9,256,824 stock options with a weighted average price of C$3.54. The fully diluted share capital of the Company at August 10, 2017 is 88,167,512

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

Litigation with CardiAQ

The Company is engaged as an appellant and a defendant in lawsuits involving CardiAQ, as further described below. Litigation resulting from CardiAQ’s claims is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against these claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of a material uncertainty and cast material doubt on the Company’s ability to continue as a going concern.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts (“the Court”) concerning intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara.

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (“the German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The appeal process is expected to take at least one year to complete.

On April 25, 2016, the Court granted Neovasc’s motion for summary judgment on CardiAQ’s claim for fraud.

On May 19, 2016, following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

On May 27, 2016, the Court granted Neovasc’s motion for judgment as a matter of law on the Massachusetts Gen. Law. Ch. 93A claim.

Following post-trial motions, on October 31, 2016, the Court awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief, and denied Neovasc’s motions for a new trial.

On October 31, 2016, the Court also denied CardiAQ’s motion for an injunction that would have shut down the development of the Tiara, thus allowing the Company to continue development and commercialization of the Tiara.  The Court issued an injunction requiring Neovasc to certify, by November 7, 2016, destruction of information that CardiAQ sent to Neovasc during the parties’ 2009-2010 business relationship, destruction of any related work product that incorporates such information, and return of any related CardiAQ prototypes. The Company filed a timely certification of compliance with this injunction.

18

In the cause of action relating to patent inventorship, CardiAQ claimed that two individuals should be added as inventors to a Neovasc patent.  In the October 31, 2016 order, the Court also ruled on the patent inventorship claim.   In that order, the Court ruled in favor of CardiAQ on the issue of inventorship of Neovasc’s patent.  There are no monetary awards associated with these matters and no damages award has been recognized. The Company is appealing this decision of the Court.  Unless the Company is successful at appeal, two individuals associated with CardiAQ will be added as inventors to Neovasc’s patent.

On December 23, 2016, the Court issued a stipulated order under which enforcement of the judgment was stayed pending appeal, pursuant to which Neovasc placed $70 million in a joint escrow account and also executed a General Security Agreement with CardiAQ on January 5, 2017.  Neovasc will also require court approval for transactions outside the course of normal business until such time that an appeal is decided in Neovasc’s favor or the Company posts the remaining amount of money judgment into the joint escrow account.

On January 18, 2017, the Court issued a final judgment, and granted CardiAQ’s motion for pre- and post-judgment interest.  The Court awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016.

Neovasc filed a renewed notice of appeal with the United States Court of Appeals for the Federal Circuit (the “Appeals Court”) on January 18, 2017.  CardiAQ subsequently filed a notice of cross-appeal.  Neovasc moved the Appeals Court to expedite its appeal on January 24, 2017.  The Company will appeal the validity of the award, the ruling on inventorship, and related issues stemming from the trial court verdict and October 31 order.

On February 28, 2017, Neovasc filed its opening appellate brief in the Appeals Court. On April 21, CardiAQ filed its principal appellate brief responding to Neovasc’s opening brief and arguing its cross-appeal on the Court’s denial of its request for injunctive relief. Oral argument took place before a three-judge panel of the Appeals Court on August 8, 2017. As is always the case in this context, the panel did not announce any decision, and it is most likely that its decision will be handed down in three to four months. With respect to CardiAQ’s cross-appeal, the standard of review is abuse of discretion. If the Federal Circuit were to rule that the trial court abused its discretion in denying injunctive relief, it would likely remand to the trial court for further proceedings. One potential outcome among others could be an injunction prohibiting Neovasc from further operating its Tiara business for some period of time. To the extent that the Appeals Court panel hands down any adverse opinion, one option for Neovasc would be to seek rehearing by the panel or by the en banc Federal Circuit.

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company has not yet filed its response to the complaint.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. As at June 30, 2017, the Company has fully provided for the damages awards described above.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  Defences have yet to be filed.  The Neovasc Defendants intend to vigorously defend themselves.

When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no provision is recognized and no contingent liability disclosure is required.

19

Contractual obligations

The following table summarizes our contractual obligations as at June 30, 2017:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years
Operating leases	$1,475,037	$331,254	$629,715	$514,068

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three months ended June 30, 2017 and 2016, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 20 of the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2017 and 2016.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

Critical Accounting Estimates and management judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates. For a further discussion on this topic, please refer to the Company’s MD&A for the year ended December 31, 2016.

Changes in Accounting Policies including Initial Adoption

During the three months ended June 30, 2017, there have been no changes in accounting policies, except as disclosed herein.  The Company has not adopted any new accounting policies during the three months ended June 30, 2017.

CHANGES IN ACCOUNTING PRONOUNCEMENTS

For a further discussion on this topic, please refer to the Company’s MD&A for the year ended December 31, 2016.

financial instruments

The Company’s financial instruments include its cash and cash equivalents, restricted cash, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities. The Company’s financial instruments are discussed in greater detail in the Company’s MD&A for the year ended December 31, 2016.

Disclosure Controls and Internal controls over financial reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

20

To design its ICFR, the Company used the 2013 Internal Control - Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, ICFR may not prevent or detect misstatements. Because the Company is an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

There have been no material changes in our DC&P and ICFR during the three months ended June 30, 2017, that have materially affected, or are reasonably likely to affect our DC&P and ICFR.

aDDITIONAL INFORMATION

Additional information about the Company, including the Company’s Financial Statements and Annual Information Form, are available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

21

Document 2

Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2017 AND 2016

(Expressed in U.S. dollars)

CONTENTS

Page

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5 - 18

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

		June 30,	December 31,
	Notes	2017	2016

ASSETS
Current assets
Cash and cash equivalents	6	$ 11,580,940	$ 22,954,571
Cash held in escrow	7	70,190,184	70,000,000
Accounts receivable	8	1,512,689	3,117,474
Inventory	9	424,742	196,723
Prepaid expenses and other assets		919,800	505,340
Total current assets		84,628,355	96,774,108

Non-current assets
Restricted cash	10	462,360	449,760
Property, plant and equipment	11	1,787,762	1,585,635
Total non-current assets		2,250,122	2,035,395

Total assets		$ 86,878,477	$ 98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$ 2,198,623	$ 2,490,943
Damages provision	13	112,207,219	111,781,096
Total current liabilities and total liabilities		114,405,842	114,272,039

Equity
Share capital	14	169,138,524	168,712,673
Contributed surplus	14	23,835,573	22,301,437
Accumulated other comprehensive loss		(5,531,561)	(4,693,040)
Deficit		(214,969,901)	(201,783,606)
Total equity		(27,527,365)	(15,462,536)

Total liabilities and equity		$ 86,878,477	$ 98,809,503

Going Concern and Uncertainty (see Note 1)

Contingent Liabilities and Provisions (see Note 21)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

1

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30,

(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016

REVENUE
Reducer		$ 247,555	$ 246,122	$ 508,320	$ 459,887
Contract manufacturing		152,717	240,837	286,680	847,620
Consulting services		904,864	1,223,973	1,991,496	2,410,167
	15	1,305,136	1,710,932	2,786,496	3,717,674

COST OF GOODS SOLD	17	872,703	1,391,708	1,681,331	2,837,352
GROSS PROFIT		432,433	319,224	1,105,165	880,322

EXPENSES
Selling expenses	17	224,382	181,174	411,550	346,021
General and administrative expenses	17	2,253,219	7,427,124	5,501,932	13,254,529
Product development and clinical trials expenses	17	4,250,780	5,705,035	9,304,303	9,787,822
		6,728,381	13,313,333	15,217,785	23,388,372

OPERATING LOSS		(6,295,948)	(12,994,109)	(14,112,620)	(22,508,050)

OTHER INCOME/(EXPENSE)
Interest income		127,255	46,525	217,224	135,799
Interest on damages provision		(214,239)	-	(426,123)	-
Damages provision		-	(70,000,000)	-	(70,000,000)
Foreign exchange gain		4,644,823	(694,956)	3,289,162	(2,103,253)
Unrealized loss on damages provision		(3,544,913)	-	(2,039,038)	-
		1,012,926	(70,648,431)	1,041,225	(71,967,454)
LOSS BEFORE TAX		(5,283,022)	(83,642,540)	(13,071,395)	(94,475,504)

Tax expense		(58,286)	(49,920)	(114,900)	(98,094)

LOSS FOR THE PERIOD		$ (5,341,308)	$(83,692,460)	$(13,186,295)	$ (94,573,598)

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD
Exchange difference on translation		2,788,709	628,206	1,200,517	3,917,642
Unrealized loss on damages provision		(3,544,913)	-	(2,039,038)	-
		(756,204)	628,206	(838,521)	3,917,642

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$ (6,097,512)	$(83,064,254)	$(14,024,816)	$ (90,655,956)

LOSS PER SHARE
Basic and diluted loss per share	19	$ (0.07)	$ (1.25)	$ (0.17)	$ (1.41)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

2

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars) (Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2016		$ 161,505,037	$ 20,569,110	$ (8,790,011)	$ (115,288,713)	$ 57,995,423

Issue of share capital on exercise of options		152,976	(77,784)	-	-	75,192
Share-based payments		-	1,230,989	-	-	1,230,989
Transaction with owners during the period		152,976	1,153,205	-	-	1,306,181

Loss for the period		-	-	-	(94,573,598)	(94,573,598)

Other comprehensive loss for the period		-	-	3,917,642	-	3,917,642

Balance at June 30, 2016		$ 161,658,013	$ 21,722,315	$ (4,872,369)	$ (209,862,311)	$ (31,354,352)

Balance at January 1, 2017		$ 168,712,673	$ 22,301,437	$ (4,693,040)	$ (201,783,606)	$ (15,462,536)

Issue of share capital on exercise of options	14	425,851	(201,384)	-	-	224,467
Share-based payments	17	-	1,735,520	-	-	1,735,520
Transaction with owners during the period		425,851	1,534,136	-	-	1,959,987

Loss for the period		-	-	-	(13,186,295)	(13,186,295)

Other comprehensive income for the period		-	-	(838,521)	-	(838,521)

Balance at June 30, 2017		$ 169,138,524	$ 23,835,573	$ (5,531,561)	$ (214,969,901)	$ (27,527,365)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

3

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30,

(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016

OPERATING ACTIVITIES
Loss for the period		$(5,341,308)	$(83,692,460)	$(13,186,295)	$(94,573,598)
Adjustments for:
Depreciation	17	134,445	199,497	245,728	346,980
Share-based payments	17	373,843	669,405	1,735,520	1,230,989
Damages provision		214,239	70,000,000	426,123	70,000,000
Write-down accounts receivable		–	–	40,000	4,859
Income tax expense		59,421	–	116,035	–
Interest income		(127,255)	(46,525)	(217,224)	(135,799)
		(4,686,615)	(12,870,083)	(10,840,113)	(23,126,569)

Net change in non-cash working capital items:
Accounts receivable		674,885	(130,686)	1,630,388	(173,935)
Inventory		46,571	(435,245)	(217,608)	(920,155)
Prepaid expenses and other assets		37,912	9,687	(389,780)	(255,207)
Accounts payable and accrued liabilities		135,521	2,321,390	(373,337)	2,385,879
		894,889	1,765,146	649,663	1,036,582

Interest received		13,862	54,982	103,831	136,320
Income tax paid		(114,900)	–	(114,900)	–
		(101,038)	54,982	(11,069)	136,320

Net cash applied to operating activities		(3,892,764)	(11,049,955)	(10,201,519)	(21,953,667)

INVESTING ACTIVITES
Increase in cash held in escrow		(114,150)	–	(190,184)	–
Purchase of property, plant and equipment	11	(115,115)	(225,951)	(390,341)	(531,536)
Net cash applied to investing activities		(229,265)	(225,951)	(580,525)	(531,536)

FINANCING ACTIVITIES
Proceeds from exercise of options	14	206,925	26,698	224,467	75,192
Net cash received from financing activities		206,925	26,698	224,467	75,192

NET CHANGE IN CASH AND CASH EQUIVALENTS		(3,915,104)	(11,249,208)	(10,557,577)	(22,410,011)

CASH AND CASH EQUIVALENTS
Beginning of the period		16,206,632	46,903,192	22,954,571	55,026,171
Exchange difference on cash and cash equivalents		(710,588)	623,809	(816,054)	3,661,633
End of the period		$11,580,940	$36,277,793	$11,580,940	$36,277,793

Represented by:
Cash	6	6,396,379	18,675,154	6,396,379	18,675,154
Cashable high interest savings accounts	6	5,184,561	17,602,639	5,184,561	17,602,639
		$11,580,940	$36,277,793	$11,580,940	$36,277,793

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

4

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN

(a)	Business Description

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company. The condensed interim consolidated financial statements of the Company as at June 30, 2017 and for the three and six months ended June 30, 2017 and 2016 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina.

(b)	Going Concern and Uncertainty

As at June 30, 2017, the Company had $11,580,940 in cash and cash equivalents and a working capital deficit of $29,777,487. On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ Valve Technologies, Inc. (“CardiAQ”). On October 31, 2016, during post-trial motions, the judge awarded $21 million in enhanced damages on those claims. On January 18, 2017, during post-trial motions, the judge awarded approximately $21 million in pre- and post- judgment interest. The Company has been successful in staying the total $112 million damages award and has placed $70 million in a joint escrow account. If the Company is not successful on appeal of the verdict, or otherwise is unsuccessful in reducing the amount of these awards to an amount less than the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

The Company intends to continue to vigorously defend itself in the litigation during the appeal process and so the outcome of these matters, including whether the Company will be required to pay some or all of the total $112 million damages award is not currently determinable. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its appeal of the verdict in the CardiAQ litigation, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources and/or the loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (See Notes 7, 13, and 21).

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to reduce the amount of the award or obtain significant additional financing and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

5

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2016. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2016 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2016.

The results for the three and six months ended June 30, 2017 may not be indicative of the results that may be expected for the full year or any other period.

(b)	Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd. and B-Balloon Ltd. (which is in the process of being voluntarily liquidated). All intercompany balances and transactions have been eliminated upon consolidation.

(c)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual consolidated financial statements for the year ended December 31, 2016.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the three and six months ended June 30, 2017 and 2016 there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	June 30, 2017	December 31, 2016

Equity	$ (27,527,365)	$ (15,462,536)

As at June 30, 2017, the Company is in a negative equity position. The Company has recognized a damages provision of approximately $112 million after a $70 million damages award, $21 million enhanced damages award and an approximate $21 million damages for pre- and post-judgment interest in its litigation with CardiAQ (see Notes 13 and 21).

6

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	June 30, 2017	December 31, 2016
Loans and receivables
Cash and cash equivalents	6	$ 11,580,940	$ 22,954,571
Cash held in escrow	7	70,190,184	70,000,000
Accounts receivable	8	1,512,689	3,117,474
Restricted cash	10	462,360	449,760
		$ 83,746,173	$ 96,521,805

Other financial liabilities
Accounts payable and accrued liabilities	12	$ 2,198,623	$ 2,490,943

The carrying amounts of cash and cash equivalents, cash held in escrow, accounts receivable and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short term nature.

(a)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States (“U.S.”) and Europe (“EU”), primarily denominated in U.S. and EU currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. U.S. and EU currency represents approximately 31% and 69% of the revenue for the three and six months ended June 30, 2017 (2016: 55% and 45% respectively). A 10% change in the foreign exchange rates for the U.S. and EU currencies for foreign currency denominated accounts receivable will impact net income as at June 30, 2017 by approximately $39,000 and $88,000 respectively (as at December 31, 2016: $202,000 and $49,000), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $96,000 and $11,000 respectively as at June 30, 2017 (as at December 31, 2016: $123,000 and $10,000). The Company does not hedge its foreign exchange risk.

(b)	Interest rate risk

The Company receives interest on its investment in high interest savings accounts (“HISAs”) at variable interest rates. A 1% change in the interest rate on the investment in HISAs will impact net income as at June 30, 2017 by approximately $51,846 (2016: $176,026).

The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, fixed rate guaranteed investment certificates and short term accounts receivable without interest.

(c)	Liquidity risk

As at June 30, 2017, the Company had $11,580,940 in cash and cash equivalents as compared to cash and cash equivalents of $22,954,571 at December 31, 2016. The cash used during the three and six months ended June 30, 2017 was $4,625,692 and $11,373,631, respectively. As at June 30, 2017, the Company had a working capital deficit of $29,777,487 as compared to $17,497,931 at December 31, 2016. The Company has been successful in staying the total approximate $112 million damages award against it in its litigation with CardiAQ and has placed $70 million in a joint escrow account. Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is unsuccessful in reducing the amount of these awards to less than the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all (see Notes 1(b), 7, 13, and 21). Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

7

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

(c)	Liquidity risk (continued)

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations for the next 2-3 quarters. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

As at June 30, 2017 and December 31, 2016, all the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) within 6 months.

(d)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at June 30, 2017 is $1,269,949 (as at December 31, 2016: $2,532,114).

As at June 30, 2017, the Company had $318,946 (as at December 31, 2016: $1,555,469) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the three and six months ended June 30, 2017 the Company wrote down $nil and $40,000, respectively, of accounts receivable owed by customers (three and six months ended June 30, 2016: $nil and $4,859, respectively).

The Company may also have credit risk related to its cash and cash equivalents, and investments with a maximum exposure of $82,233,484 as at June 30, 2017 (as at December 31, 2016: $93,404,331). The Company minimizes its risk to cash and cash equivalents by dealing with Canadian Chartered Banks.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2017	December 31, 2016
Cash held in:
Canadian dollars	$ 4,682,522	$ 6,386,135
United States dollars	1,539,409	7,231,160
Euros	174,448	344,242
Cashable Canadian dollar high interest savings accounts	4,898,941	4,713,385
Cashable United States dollar high interest savings accounts	285,620	4,279,649
	$ 11,580,940	$ 22,954,571

The high interest savings accounts are held in major Canadian Chartered Banks. They are fully cashable at any time and have a variable interest rate.

7.	CASH HELD IN ESCROW

	June 30, 2017	December 31, 2016

Cash held in escrow	$ 70,190,184	$ 70,000,000

The Company has placed $70 million into a joint escrow account to partially cover the damages awarded against the Company in its lawsuit against CardiAQ (see Notes 13, and 21). The joint escrow account is interest bearing at a rate of 0.5%.

8

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

8.	ACCOUNTS RECEIVABLE

	June 30, 2017	December 31, 2016

Trade receivables	$ 1,269,949	$ 2,532,114
Other receivables	242,740	585,360
	$ 1,512,689	$ 3,117,474

All amounts are short-term. The aging analysis of receivables is as follows:

	June 30, 2017	December 31, 2016

Not past due	$ 951,003	$ 976,645
Past due 0 - 30 days	29,222	969,652
30 - 60 days	257,145	54,064
60 - 90 days	4,138	134,468
90 - 120 days	28,229	189,640
Over 120 days	116,902	287,645
Allowance for doubtful accounts	(116,690)	(120,000)
	$ 1,269,949	$ 2,532,114

All of the Company's trade and other receivables have been reviewed for impairment. During the three and six months ended June 30, 2017, the Company wrote down $nil and $40,000 of accounts receivable, respectively (three and six months ended June 30, 2016: $4,859).

9.	INVENTORY

	June 30, 2017	December 31, 2016

Raw materials	$ 167,519	$ 83,934
Work in progress	60,721	62,040
Finished goods	196,501	50,749
	$ 424,742	$ 196,723

During the three and six months ended June 30, 2017 and 2016 the Company did not write down any obsolete inventory. During the three and six months ended June 30, 2017 $216,569 and $357,051 respectively (three and six months ended June 30, 2016: $466,611 and $1,132,283, respectively) of inventory was expensed in cost of goods sold.

10.	RESTRICTED CASH

	June 30, 2017	December 31, 2016
Restricted cash	$ 462,360	$ 449,760

Restricted cash represents a C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

9

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

11.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2016	$ 374,766	$2,200,804	$ 118,009	$1,870,715	$ 431,090	$ 326,358	$ 276,245	$5,597,987
Additions during the year	-	89,263	-	409,899	28,765	128,243	-	656,170
Disposals during the year	(157,791)	(1,994,191)	(84,808)	(964,018)	(45,641)	(41,724)	-	(3,288,173)
Cumulative translation adjustment	14,926	111,679	5,447	71,521	14,933	12,265	8,526	239,297
Balance as at December 31, 2016	$ 231,901	$ 407,555	$ 38,648	$1,388,117	$ 429,147	$ 425,142	$ 284,771	$3,205,281

Additions during the period	-	-	16,092	146,388	77,518	141,187	9,156	390,341
Cumulative translation adjustment	8,033	14,117	1,661	52,017	16,417	18,411	10,048	120,704
Balance as at June 30, 2017	$ 239,934	$ 421,672	$ 56,401	$1,586,522	$ 523,082	$ 584,740	$ 303,975	$3,716,326

ACCUMULATED DEPRECIATION

Balance at January 1, 2016	$ -	$ 335,239	$ 33,015	$ 834,027	$ 257,606	$ 268,926	$ 148,618	$1,877,431
Depreciation for the year	-	77,205	50,101	402,426	61,645	137,682	26,675	755,734
Disposals during the year	-	(395,674)	(57,933)	(584,186)	(29,746)	(14,779)	-	(1,082,318)
Cumulative translation adjustment	-	18,130	1,567	31,536	7,694	5,647	4,225	68,799
Balance at December 31, 2016	$ -	$ 34,900	$ 26,750	$ 683,803	$ 297,199	$ 397,476	$ 179,518	$1,619,646

Depreciation for the period	-	7,501	27,941	118,291	30,688	49,800	11,507	245,728
Cumulative translation adjustment	-	1,419	1,710	27,066	11,161	15,300	6,534	63,190
Balance as at June 30, 2017	$ -	$ 43,820	$ 56,401	$ 829,160	$ 339,048	$ 462,576	$ 197,559	$1,928,564

CARRYING AMOUNTS

As at December 31, 2016	$ 231,901	$ 372,655	$ 11,898	$ 704,314	$ 131,948	$ 27,666	$ 105,253	$1,585,635
As at June 30, 2017	$ 239,934	$ 377,852	$ -	$ 757,362	$ 184,034	$ 122,164	$ 106,416	$1,787,762

10

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2017	December 31, 2016

Trade payables	$ 778,977	$ 943,922
Accrued vacation	254,231	217,036
Accrued liabilities	798,826	1,270,306
Other payables	366,589	59,679
	$ 2,198,623	$ 2,490,943

13.	DAMAGES PROVISION

	June 30, 2017	December 31, 2016

Initial damages	$ 70,000,000	$ 70,000,000
Enhanced damages	21,000,000	21,000,000
Pre-judgment interest	20,675,154	20,675,154
Accrued post-judgment interest	532,065	105,942
	$ 112,207,219	$ 111,781,096

On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. On October 31, 2016, during post-trial motions, the judge awarded $21 million in enhanced damages on those claims and on January 18, 2017 during post-trial motions the judge awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. As at June 30, 2017, the Company has accrued $532,065 in post-judgment interest. The Company has been successful in staying the approximate $112 million in total damages awards and has placed $70 million in a joint escrow account. If the Company is not successful on appeal of the verdict, or otherwise is unsuccessful in reducing the amount of these awards to an amount less than the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all. The Company intends to continue to vigorously defend itself during the appeal process and so the outcome of these matters, including whether the Company will be required to pay some or all of the approximate $112 million in total damages award, is not currently determinable (see Notes 7 and 21).

14.	SHARE CAPITAL

All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings.

All preferred shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2016	66,764,947	$ 161,505,037	$ 20,569,110
Issued for cash pursuant to a private placement (i)	11,817,000	7,090,200	-
Share issue costs (i)	-	(35,540)	-
Issued for cash on exercise of options	101,398	152,976	(77,784)
Share-based payments	-	-	1,810,111
Balance, December 31, 2016	78,683,345	$ 168,712,673	$ 22,301,437
Issued for cash on exercise of options	214,000	425,851	(201,384)
Share-based payments	-	-	1,735,520
Balance, June 30, 2017	78,897,345	$ 169,138,524	$ 23,835,573

11

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

14. SHARE CAPITAL (continued)

(b)	Issued and outstanding (continued)

(i)	On December 12, 2016, the Company closed a non-brokered private placement of 11,817,000 common shares of the Company at a price per share of $0.60 for aggregate gross proceeds of $7,090,200. All of the shares issued were purchased by Boston Scientific Corporation (“Boston Scientific”). Immediately following the closing of the private placement Boston Scientific owned 15% of the issued and outstanding common shares of the Company. The share issue costs incurred by the Company were $35,540. Concurrent to, and contingent upon, the non-brokered private placement Boston Scientific purchased certain assets from the Company.

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which were not issued under the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2016	8,134,703	C$ 3.92	2.22
Granted	170,061	4.90
Exercised	(101,398)	1.00
Forfeited Expired	(271,862) (56,800)	6.37 1.00
Options outstanding, December 31, 2016	7,874,704	C$ 3.91	1.52
Options exercisable, December 31, 2016	6,800,066	C$ 3.40	1.26

Granted	1,844,500	C$ 1.90
Exercised	(214,000)	1.41
Forfeited	(87,188)	4.33
Expired	(112,379)	5.46
Options outstanding, June 30, 2017	9,305,637	C$ 3.55	1.96
Options exercisable, June 30, 2017	7,677,401	C$ 3.35	1.56

The following table lists the options outstanding at June 30, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	79,482	0.56	79,482	0.56
C$0.02-1.99	5,073,600	1.97	4,225,600	1.40
C$2.00-4.99	971,397	1.05	890,854	0.87
C$5.00-6.99	2,363,658	2.10	1,991,365	1.95
C$7.00-9.99	373,000	2.83	193,400	2.70
C$10.00-13.00	444,500	2.71	269,700	2.71
	9,305,637		7,677,401

12

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

14.       SHARE CAPITAL (continued)

(c)	Stock options (continued)

The following table lists the options outstanding at December 31, 2016 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	79,482	1.05	79,482	1.05
C$0.02-1.99	3,452,300	0.31	3,452,300	0.31
C$2.00-4.99	1,045,111	1.56	883,817	1.34
C$5.00-6.99	2,433,311	2.63	1,963,667	2.47
C$7.00-9.99	412,400	3.36	191,000	3.31
C$10.00-13.00	452,100	3.21	229,800	3.20
	7,874,704		6,800,066

The weighted average share price at the date of exercise for share options exercised for the three and six months ended June 30, 2017 was $1.60 (three and six months ended June 30, 2016: $3.79 and $4.72, respectively). During the three and six months ended June 30, 2017, the Company recorded $373,843 and $1,735,520, respectively, as compensation expense for share-based compensation awarded to eligible optionees (three and six months ended June 30, 2016: $669,405 and $1,230,989, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2017	2016
Weighted average fair value	$ 1.90	$ 3.02
Dividend yield	nil	nil
Volatility	110%	76%
Risk-free interest rate	1.12%	0.75%
Expected life	5 years	5 years
Forfeiture rate	6%	1%

15. SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
REVENUE
United States	$ 145,149	$ 552,093	$ 473,048	$ 1,442,299
Europe	1,022,664	1,005,579	2,083,465	2,002,505
Rest of the World	137,323	153,260	229,983	272,870
	$ 1,305,136	$ 1,710,932	$ 2,786,496	$ 3,717,674

Sales to the Company’s four largest customers accounted for approximately 52%, 16%, 6%, and 6% of the Company’s sales for the six months ended June 30, 2017. Sales to the Company’s four largest customers accounted for approximately 40%, 21%,18%, and 5% of the Company’s sales for the six months ended June 30, 2016.

13

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

16.	EMPLOYEE BENEFITS EXPENSE
	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016

Salaries and wages	$ 2,140,834	$ 2,662,465	$ 4,450,604	$ 5,029,663
Pension plan and employment insurance	131,636	165,192	322,295	339,630
Contribution to defined contribution pension plan	47,147	54,659	91,684	106,030
Health benefits	152,696	247,752	296,969	495,002
Cash-based employee expenses	2,472,313	3,130,068	5,161,552	5,970,325
Share-based payments	373,843	669,405	1,735,520	1,230,989
Total employee expenses	$ 2,846,156	$ 3,799,473	$ 6,897,072	$ 7,201,314

17.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016

COST OF GOODS SOLD
Depreciation	$ 11,261	$ 57,121	$ 18,859	$ 108,325
Share-based payments	22,126	19,051	35,542	78,429
Cash-based employee expenses	622,747	848,925	1,269,879	1,518,315
Other expenses	216,569	466,611	357,051	1,132,283
	872,703	1,391,708	1,681,331	2,837,352

EXPENSES
Selling expenses
Share-based payments	$ 36,254	$ 43,357	$ 46,140	$ 84,038
Cash-based employee expenses	37,820	27,986	62,531	55,012
Other expenses	150,308	109,831	302,879	206,971
	224,382	181,174	411,550	346,021

General and administrative expenses
Depreciation	30,364	39,789	58,021	70,416
Share-based payments	119,727	230,444	775,496	423,537
Cash-based employee expenses	656,107	674,518	1,374,318	1,314,088
Litigation expenses	608,336	5,793,271	1,480,766	9,830,131
Other expenses	838,685	689,102	1,813,331	1,616,357
	2,253,219	7,427,124	5,501,932	13,254,529

Product development and clinical trials expenses
Depreciation	92,820	102,587	168,848	168,239
Share-based payments	195,736	376,553	878,342	644,985
Cash-based employee expenses	1,155,639	1,578,639	2,454,824	3,082,910
Other expenses	2,806,585	3,647,256	5,802,289	5,891,688
	4,250,780	5,705,035	9,304,303	9,787,822

TOTAL EXPENSES	$ 6,728,381	$ 13,313,333	$ 15,217,785	$ 23,388,372

Depreciation per Statements of Cash Flows	$ 134,445	$ 199,497	$ 245,728	$ 346,980

Share-based payments per Statements of Cash Flows	$ 373,843	$ 669,405	$ 1,735,520	$ 1,230,989

Cash-based employee expenses (see Note 16)	$ 2,472,313	$ 3,130,068	$ 5,161,552	$ 5,970,325

14

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

18.	OPERATING LEASES

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, or purchase options or escalation clauses.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. The lease contains an option to renew for an additional 36 months.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016.

The future minimum operating lease payments due over the next five years and thereafter are as follows:

	As at June 30,
	2017	2016

Year 1	$ 331,254	$ 218,497
Year 2	315,466	187,094
Year 3	314,249	77,524
Year 4	257,034	79,849
Year 5	257,034	47,372
	$ 1,475,037	$ 610,336

Lease payments recognized as an expense during the three and six months ended June 30, 2017 amounted to $70,904 and $231,484 (three and six months ended June 30, 2016: $98,684 and $201,743).

19.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the three and six months ended June 30, 2017 was 78,831,389 and 78,830,063 shares, respectively (three and six months ended June 30, 2016: 66,856,444 and 66,837,195 shares, respectively).

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016

Weighted average number of common shares	78,831,389	66,856,444	78,830,063	66,837,195
Loss for the period	$ (5,341,308)	$ (83,692,460)	$ (13,186,295)	$ (94,573,598)
Basic loss per share	$ (0.07)	$ (1.25)	$ (0.17)	$ (1.41)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

15

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

20.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Short-term employee benefits
Employee salaries and bonuses	$ 318,543	$ 304,949	$ 747,522	$ 604,346
Directors fees	63,267	48,972	131,104	112,729
Social security and medical care costs	11,020	9,253	29,537	22,778
	392,830	363,174	908,163	739,853
Post-employment benefits
Contributions to defined contribution pension plan	3,983	3,920	7,967	7,717

Share-based payments	29,125	64,292	949,539	148,233

Total key management remuneration	$ 425,938	$ 431,386	$ 1,865,669	$ 895,803

21.	CONTINGENT LIABILITIES AND PROVISIONS

Litigation expenses are legal and other expenses incurred in litigation matters during the period. The legal costs associated with defending legal claims in the current period include a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara, and a complaint filed by CardiAQ against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ.

Litigation with CardiAQ

The Company is engaged as an appellant and a defendant in lawsuits involving CardiAQ, as further described below. Litigation resulting from CardiAQ’s claims is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against these claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages and/or loss of intellectual property rights, that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of a material uncertainty and cast material doubt on the Company’s ability to continue as a going concern.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts (“the Court”) concerning intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara.

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (“the German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The appeal process is expected to take at least one year to complete.

On April 25, 2016, the Court granted Neovasc’s motion for summary judgment on CardiAQ’s claim for fraud.

On May 19, 2016, following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

On May 27, 2016, the Court granted Neovasc’s motion for judgment as a matter of law on the Massachusetts Gen. Law. Ch. 93A claim.

Following post-trial motions, on October 31, 2016, the Court awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief, and denied Neovasc’s motions for a new trial.

16

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

 21.       CONTINGENT LIABILITIES AND PROVISIONS (continued)

On October 31, 2016, the Court also denied CardiAQ’s motion for an injunction that would have shut down the development of the Tiara, thus allowing the Company to continue development and commercialization of the Tiara.  The Court issued an injunction requiring Neovasc to certify, by November 7, 2016, destruction of information that CardiAQ sent to Neovasc during the parties’ 2009-2010 business relationship, destruction of any related work product that incorporates such information, and return of any related CardiAQ prototypes. The Company filed a timely certification of compliance with this injunction.

In the cause of action relating to patent inventorship, CardiAQ claimed that two individuals should be added as inventors to a Neovasc patent.  In the October 31, 2016 order, the Court also ruled on the patent inventorship claim.   In that order, the Court ruled in favor of CardiAQ on the issue of inventorship of Neovasc’s patent.  There are no monetary awards associated with these matters and no damages award has been recognized. The Company is appealing this decision of the Court.  Unless the Company is successful at appeal, two individuals associated with CardiAQ will be added as inventors to Neovasc’s patent.

On December 23, 2016, the Court issued a stipulated order under which enforcement of the judgment was stayed pending appeal, pursuant to which Neovasc placed $70 million in a joint escrow account and also executed a General Security Agreement with CardiAQ on January 5, 2017.  Neovasc will also require court approval for transactions outside the course of normal business until such time that an appeal is decided in Neovasc’s favor or the Company posts the remaining amount of money judgment into the joint escrow account.

On January 18, 2017, the Court issued a final judgment, and granted CardiAQ’s motion for pre- and post-judgment interest.  The Court awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016.

Neovasc filed a renewed notice of appeal with the United States Court of Appeals for the Federal Circuit (the “Appeals Court”) on January 18, 2017.  CardiAQ subsequently filed a notice of cross-appeal.  Neovasc moved the Appeals Court to expedite its appeal on January 24, 2017.  The Company will appeal the validity of the award, the ruling on inventorship, and related issues stemming from the trial court verdict and October 31 order.

On February 28, 2017, Neovasc filed its opening appellate brief in the Appeals Court. On April 21, CardiAQ filed its principal appellate brief responding to Neovasc’s opening brief and arguing its cross-appeal on the Court’s denial of its request for injunctive relief.  Oral argument took place before a three-judge panel of the Appeals Court on August 8, 2017.  As is always the case in this context, the panel did not announce any decision, and it is most likely that its decision will be handed down in three to four months.  With respect to CardiAQ’s cross-appeal, the standard of review is abuse of discretion. If the Federal Circuit were to rule that the trial court abused its discretion in denying injunctive relief, it would likely remand to the trial court for further proceedings. One potential outcome among others could be an injunction prohibiting Neovasc from further operating its Tiara business for some period of time. To the extent that the Appeals Court panel hands down any adverse opinion, one option for Neovasc would be to seek rehearing by the panel or by the en banc Federal Circuit.

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company has not yet filed its response to the complaint.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. As at June 30, 2017, the Company has fully provided for the damages awards described above (see Note 13).

17

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2017 and 2016 (Expressed in U.S. dollars)

21.  CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February, 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  Defenses have yet to be filed.  The Neovasc Defendants intend to vigorously defend themselves.

When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no provision is recognized and no contingent liability disclosure is required.

22.	AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and six months ended June 30, 2017 (including comparatives) were approved by the audit committee on behalf of the board of directors on August 9, 2017.

(signed) Alexei Marko
Alexei Marko, Director

(signed) Steve Rubin
Steve Rubin, Director

18

Document 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Alexei Marko, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended June 30, 2017.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 10, 2017

(signed) Alexei Marko

_______________________

Alexei Marko

Chief Executive Officer

Document 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended June 30, 2017.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 10, 2017

(signed) Chris Clark

_______________________

Chris Clark

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: August 10, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer